Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265 fax: (905) 569-9231                          Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

         Vasogen Announces Plans for U.S. Multi-Center Clinical Trial in
                           Peripheral Vascular Disease


Toronto, Ontario (April 26, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of proprietary immune modulation therapies for the treatment of autoimmune and inflammatory diseases, today announced plans for a U.S. multi-center clinical trial in the most prevalent form of peripheral vascular disease, peripheral arterial disease, a serious condition resulting from atherosclerosis. Peripheral arterial disease (PAD) affects more than 20 million people in North America and Europe.

The multi-center, randomized, placebo-controlled trial, which is anticipated to enroll up to 500 patients with moderate to severe PAD at centers throughout the United States, is designed to provide efficacy and safety data to support regulatory approval. The Company is currently in the process of finalizing regulatory submissions for this clinical trial with the United States Food and Drug Administration. Further details concerning the trial will be made available upon receipt of regulatory approval to commence the study.

The lead investigator for the multi-center trial will be Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine having most recently served as Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and currently serves as President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the scientific journal Vascular Medicine, the author of over 130 scientific publications and book chapters, and both author and editor of one of the most respected books on vascular disease, entitled "Peripheral Vascular Diseases".

"Our ability to treat peripheral arterial disease is limited by a lack of safe and effective therapeutics - both for treating the symptoms of the disease and to impact the underlying pathology," commented Dr. Olin. "In recent clinical trials, Vasogen's immune modulation therapy was shown to have a significant beneficial impact on this devastating disease. I am therefore pleased to be heading Vasogen's multi-center clinical program to support regulatory approval."

The U.S. trial of Vasogen's immune modulation therapy in PAD follows the recently reported positive results from a randomized, double-blind, placebo-controlled clinical trial in 81 patients with advanced disease. Using an internationally recognized measure of therapeutic efficacy in PAD, the study reached its primary endpoint by demonstrating that significantly more patients receiving active therapy had a greater than 50% increase in their pain-free walking distances compared to placebo. In addition to enabling patients to walk further before the onset of pain, immune modulation therapy was shown to be long lasting, well tolerated, and free of significant adverse side effects.

                                     -more-

                                                      ...page 2, April 26, 2001

Peripheral arterial disease, which is characterized by reduced blood flow to the lower extremities due to atherosclerosis, affects 20 million people in North America and Europe. Obesity, smoking, lack of exercise, diabetes, and an aging population are all associated with increasing incidence of the disease. PAD may present as intermittent claudication, which is characterized by pain, cramps, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. Symptoms of PAD are also recognized as a sign of systemic atherosclerosis, as PAD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest, and in more than 200,000 cases each year there is a need to amputate the affected limb. Health expenditures resulting from PAD are now estimated to exceed $12 billion annually.


     Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.